September 13, 2017

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Attn: Anne Nguyen Parker, Esq. and Donald E. Field, Esq.

Re:	Imperial Garden & Resort, Inc.
Registration Statement on Form F-1/A
Submitted On May 23, 2017
File Number: 333-216694

Dear Ms. Parker and Mr. Field:

Please find below responses to the questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated June 6, 2017 (the “Comment Letter”) relating to the registration statement amendment on Form F-1/A (the “Amendment No.1”), which was submitted to the Commission by Imperial Garden & Resort, Inc. (the “Company” or “we”) on May 23, 2017.

The Company’s responses are numbered to correspond to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated.

We have also updated the Registration Statement on Form F-1/Amendment No.2 (“Amendment No. 2”) to include various changes intended to address your comments.

Summary of Financial Operations, page 5

Comment:

1. We note your statement that “In May, 2017, the Board of Imperial Garden and Resort, Inc. decided to distribute 89 bonus shares to each ordinary share. As of the date of this prospectus, the Board is reviewing the relating board resolutions to document its decision on the issuance of the bonus shares.” Please clarify whether this distribution has already taken place and if so, how it is reflected in your disclosure. Please tell us whether this distribution of “89 bonus shares to each ordinary share” is in fact a stock split of 89 ordinary shares for each share outstanding.

Response:

On June 21, 2017, the Board executed a unanimous written consent to approve such distribution and issuances of bonus shares to current shareholders. As of June 27, 2017, the Company completed the distribution and issuance of bonus shares in the manner described herein. Please see page 70 of Amendment No. 2.

The distribution of 89 bonus shares to each ordinary share of the Company leads to the factual result of a stock split for each ordinary share outstanding at a ratio of 90:1. The Company decides to effectuate such stock split by issuance of bonus shares because the Company intended to avoid division of the par value of the ordinary shares, which a regular stock split would entail under the laws of British Virgin Islands.

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Risk Factors, page 12

We have incurred losses in the past and may incur losses in the future, page 12

Comment:

2. We note your disclosure in the prospectus summary that your current cash is likely to last half of a month and that you recently needed to secure a line of credit from Mr. Lo to fund operations. Please revise this risk factor to discuss this recent development. Provide similar disclosure in other applicable risk factors, such as the one on page 27 titled “Our current, projected and potential future indebtedness could impair our financial condition…”

Response:

In response to the Staff’s comment, the Company has revised the disclosure in applicable risk factors and the section of Liquidity and Capital Resources on pages 13, 27 and 50 of Amendment No. 2 to disclose the recent developments of the financial condition of the Company.

Principal Shareholders and Selling Shareholders, Page 70

Comment:

3. We note in the Principal Shareholders table that the ordinary shares beneficially owned prior to this offering by Messrs. Kuo and Teng increased from 0 to 1,808,471 and 1,303,859, respectively, from the initial filing of the Form F-1 to this Amendment No. 1. Please explain how these shares were obtained. We note that the disclosures in the Related Party Transactions and Recent Sales of Unregistered Securities sections do not disclose any issuances to these directors.

Response:

On October 21, 2016, the Company issued 83 shares of its ordinary shares to Mr. Kuo. On June 27, 2017, Mr. Fun-Ming Lo transferred 20,094 shares to Mr. Kuo and on the same day, the Company issued 1,788,376 shares to Mr. Kuo. As a result, Mr. Kuo held an aggregate of 1,808,553 shares of the Company’s ordinary shares as of the date of this response letter.

On June 27, 2017, the Company issued 7,605,829 shares of its ordinary shares to Mr. Teng. On the same day, Mr. Teng received 85,459 ordinary shares from Mr. Fun-Ming Lo and transferred an aggregate of 6,387,431 ordinary shares to certain other individuals. As a result, Mr. Teng held an aggregate of 1,303,856 shares of the Company’s ordinary shares as of the date of this response letter. The Company has revised the disclosures on page 70 of Amendment 2 to reflect the current shareholdings.

In response to the Staff’s comments, the Company has included the following disclosure in the section of Recent Sales of Unregistered Securities section:

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Recent Sales of Unregistered Securities

“In May 2017, the Company’s Board of Directors decided to distribute 89 bonus shares to each ordinary share. On June 21, 2017, the Board executed a unanimous written consent to approve such distribution and issuances of bonus shares to shareholders on records as of June 14, 2017. As of June 27, 2017, the Company completed the distribution and issuance of bonus shares.

On August 1, 2017, Mr. Fun-Ming Lo entered into the Conversion Agreement with the Company and Yao-Teh, pursuant to which the Company shall issue 10,232,118 shares of the Company’s ordinary shares to Mr. Lo in exchange for the cancellation of the debt owed by the Company and Yao-Teh to Mr. Lo in the amount of $46,044,534. On August 5, 2017, the Board of the Company authorized such issuance of shares, which were delivered to Mr. Lo on August 17, 2017.”

Comment:

4. Please explain how the number of ordinary shares outstanding increased from 340,801 to 30,672,090 from the initial filing of the Form F-1 to this Amendment No. 1. Please also explain how the number of ordinary shares owned by Mr. Lo increased from 340,228 to 20,967,958.

Response:

As discussed in the response to Comment 3, as of June 27, 2017, the Company completed the issuance and distribution of 89 bonus shares to each ordinary share that is issued and outstanding as of June 14, 2017. As a result, the Company’s issued and outstanding shares increased from 340,801 to 30, 672,090. On August 1, 2017, Mr. Fun-Ming Lo entered into a conversion agreement (the “Conversion Agreement”) with the Company and Yao-Teh, the Company’s subsidiary, to convert the debt owed by the Company and Yao-Teh to Mr. Lo in the amount of $46,044,534 to 10,232,118 Company’s ordinary shares. On August 17, 2017, such 10,232,118 were delivered to Mr. Lo. Inasmuch, the number of the Company’s current outstanding shares increased to 40,904,208.

On September 23, 2016 and October 21, 2016, the Company respectively issued 1 and 340,227 shares to Mr. Lo. On June 27, 2017, Mr. Lo transferred an aggregate of 107,250.7 shares to certain individuals. Mr. Lo held 232,977.3 shares after such transferring of shares. As discussed above, as of June 27, 2017, the Company completed the issuance and distribution of 89 bonus shares to each ordinary share. As a result, Mr. Lo’ 232,977.3 shares were increased to 20,734,979 shares. As discussed above, 10,232,118 shares of ordinary shares were issued to Mr. Lo in exchange for the cancellation of the debt owed to Mr. Lo. As a result, Mr. Lo held an aggregate of 31,199,502 shares of the Company’s ordinary shares.

Related Party Transactions, page 71

Comment:

5. We note that you have entered into a line of credit agreement with Mr. Lo. Please revise this section to provide the information required by Item 7.B of Form 20-F.

Response:

In response to the Staff’s comment, the Company has revised and included the following disclosure in the Related Party Transactions section:

“On May 16, 2017, Mr. Fun-Ming Lo and us entered into a line of credit agreement (the “Line of Credit Agreement”), which documents the key terms of this loan arrangement and is attached herein as Exhibit 10.17. Pursuant to the Line of Credit Agreement, all loan amounts outstanding under such Agreement shall be paid with accrued but unpaid interest on or before January 1, 2020 (the “Maturity Date”) and the Board shall approve by resolutions each request of credit under such Agreement. The loans made under this Line of Credit Agreement shall be unsecured and bear an interest rate of 2.5% per annum of the outstanding balance from time to time, payable on or before the Maturity Date.

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On August 1, 2017, Mr. Fun-Ming Lo entered into a conversion agreement (the “Conversion Agreement”) with the Company and Yao-Teh, one of the Company’s subsidiaries, to convert the debt owed by the Company and Yao-Teh to Mr. Lo in the amount of $46,044,534 into ordinary shares of Company, at a conversion price of $4.5 per share, or an aggregate of 10,232,118 ordinary shares.”

Exhibit 5.1

Comment:

6. We note that the legal opinion is in draft form. Please file a complete, dated and signed legal opinion.

Response:

In response to the Staff’s comments, the Company is coordinating the legal opinion with BVI counsel and will include a dated and signed opinion in the next amendment.

Comment:

7. We note that the registration statement also registers an offering by certain selling shareholders. Please have counsel revise the legal opinion to provide the required opinion regarding these shares. Refer to Section II.B.2.h of Staff Legal Bulletin No. 19 dated October 14, 2011.

Response:

In response to the Staff’s comments, the BVI counsel has revised the legal opinion in accordance with Section II.B.2.h of Staff Legal Bulletin No. 19 dated October 14, 2011. The revised opinion is filed to Amendment 2 as Exhibit 5.1.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel, Jay Kaplowitz, Esq., Cheryll Calaguio, Esq. and Huan Lou, Esq. of Sichenzia Ross Ference Kesner LLP at (212) 930-9700.

Very truly yours,
Imperial Garden & Resort, Inc.

By:	/s/ Fun-Ming Lo
Fun-Ming Lo
Chief Executive Officer

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